UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.          Eagleford Energy Corp. Statement of Reserves Data and Other Oil & Gas Information for the year ended August 31, 2015 and related news release as filed on SEDAR on December 24, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 29, 2015	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

Item 1

(Formerly: Eagleford Energy Inc.)

FORM 51-101F1

STATEMENT OF RESERVES DATA

AND OTHER OIL & GAS INFORMATION

FOR THE YEAR ENDED

AUGUST 31, 2015

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

GLOSSARY OF TERMS

Natural Gas
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
Oil and Natural Gas Liquids
Bbl	Barrel
Mbbls	thousand barrels
Blpd	Barrels of liquid per day
Boe	Barrel of oil equivalent (1)
Bpd	Barrels per day
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
NGLs	Natural gas liquids

(1) A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation

The following table sets forth certain standard conversions factors between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
Metres	cubic feet	35.494
Bbls	cubic metres	0.159
Cubic metres	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

FORWARD-LOOKING STATEMENTS

This statement of Reserves Data and Other Oil and Gas Information (“Statement of Reserves”) contains forward- looking information and forward-looking statements (collectively “forward-looking statements”). These forward-looking statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact may be forward looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. Such statements represent the Corporation’s internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Statement of Reserves may contain forward-looking statements attributed to third party industry sources. Eagleford believes that the expectations reflected in those forward-looking statements are reasonable; however, undue reliance should not be placed in these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.

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Forward-looking statements in this Statement of Reserves include, but are not limited to, statements with respect to:

• the performance characteristics of the Company’s oil and natural gas properties;

• the Company’s oil and natural gas production levels;

• the size of the Company’s oil and natural gas reserves;

• projections of market prices and costs;

• supply and demand for oil and natural gas;

• expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

• future development and exploration activities and the timing thereof;

• future land expiries;

• future liquidity and financial capacity;

• treatment under governmental regulatory regimes and tax laws; and

• capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors set forth below and elsewhere in this Statement of Reserves:

• volatility in market prices for oil and natural gas;

• liabilities inherent in oil and natural gas operations;

• general economic conditions in Canada and the United States;

• the ability of management to execute its business plan;

• risks and uncertainties involving geology of oil and gas deposits;

• uncertainties associated with estimating oil and natural gas reserves;

• competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

• risks inherent in marketing operations, including credit risk;

• the ability to enter into or renew leases;

• incorrect assessments of the value of acquisitions;

• potential delays or changes in plans with respect to exploration and development projects or capital expenditures;

• shut-ins of connected wells resulting from extreme weather conditions;

• insufficient storage or transportation capacity;

• hazards such as fire, explosion, blowouts, cratering and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury;

• geological, technical, drilling and processing problems; and

• changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry.

Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Statement of Reserves are expressly qualified by this cautionary statement. Except as required by applicable securities law, Eagleford does not undertake any obligation to publicly update or revise any forward-looking statements. For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F.

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PART 1

DATE OF STATEMENT

Item 1.1	Relevant Dates:

1.	Date of Statement:	December 24, 2015

2.	Effective Date of Statement:	August 31, 2015

3.	Preparation Date of Statement:	December 21, 2015

PART 2

DISCLOSURE OF RESERVES DATA

The Company has a 0.5% non-convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada both of which are carried on the consolidated statement of financial position at nil as at August 31, 2015 and 2014.

For the year ended August 31, 2013, the Company recorded an impairment loss of the full carrying costs of $168,954 for its Botha, Alberta property as a result of no recordable reserves and no discernable future net revenue being assigned by the operator and the independent reserves evaluator.

As the Company had no recordable reserves or discernable future net revenue at August 31, 2015 and 2014 for its Botha, Alberta Property, the Company did not retain an independent reserves evaluator and accordingly there is no National Instrument Form 51-101F2 attached to this filing.

All monetary references contained in this Statement of Reserves Data and Other Oil and Gas Information are in Canadian dollars unless otherwise specified.

Item 2.1	Reserves Data (Forecast Prices and Costs):

1.	Breakdown of Reserves (Forecast Case):

Not Applicable as the Company has no recordable reserves and no discernable future net revenue.

2.	Net Present Value of Future Net Revenue (Forecast Case):

Not Applicable as the Company has no recordable reserves and no discernable future net revenue.

3.	Additional Information Concerning Future Net Revenue (Forecast Case):

Not Applicable as the Company has no recordable reserves and no discernable future net revenue.

Item 2.2	Supplementary Disclosure (Constant Prices and Costs):

Not Applicable.

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PART 3

PRICING ASSUMPTIONS

Item 3.1	Constant Prices Used in Supplementary Estimates:

Not Applicable

Item 3.2	Forecasted Prices Used in Estimates:

a)	Not Applicable as the Company has no recordable reserves and no discernable future net revenue.

b)	The weighted average historical natural gas price received by Eagleford for the year ended August 31, 2015 was $3.06/Mcf.

PART 4

RECONCILIATION OF CHANGES IN RESERVES

Item 4.1	Reserves Reconciliation

Not Applicable as the Company has no recordable reserves and no discernable future net revenue for at August 31, 2015, 2014 and 2013.

PART 5

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1	Undeveloped Reserves:

Not Applicable

Item 5.2	Significant Factors or Uncertainties Affecting Reserves Data:

Not Applicable

Item 5.3	Future Development Costs:

Not Applicable

PART 6

OTHER OIL AND GAS INFORMATION

Item 6.1	Oil and Gas Properties and Wells:

1.	Properties, Plants, Facilities and Installations

Properties:

At August 31, 2015, all of the properties which the Company has an interest are located onshore in Canada.

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Canada

At August 31, 2015 the Company had a 5.1975% working interest in a natural gas unit located in the Botha area Northwest, near the town of Manning, Alberta and a 0.5% overriding royalty in a natural gas well located in the Haynes area of Alberta, Canada both carried on the statement of financial position at nil. For the year ended August 31, 2013 the Company recorded an impairment loss of the full carrying amount of $168,954 for its Botha, Alberta property as a result of no recordable reserves and no discernable future net revenue net revenue assigned by the operator and independent reserves evaluator.

United States

Matthews Lease, Zavala County, Texas

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex acted as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease (Note 17).

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014, October 6, 2014, January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling $378,577 (US$303,712) as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

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Effective March 31, 2015, the Company entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to the Company and Quadrant, and issued to the Company 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid to the Company. EEZ Operating thereafter became the operator of the Matthews Lease.

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units. Accordingly, the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

At August 31, 2014, the Company had a secured convertible promissory note payable with a face value of US $1,216,175 plus interest of US$121,618 that was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Eagleford Energy Zavala Inc.(“Zavala Inc.”) held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

At August 31, 2015, the Company was unable to pay the Note in the amount of CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default. In an effort to avoid further costs, Company assigned and conveyed all of its rights, title and interest in and to its wholly owned subsidiary Zavala Inc., which owns the Matthews Lease and issued 10,000,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations (see Note 16 a to the Company’s consolidated financial statements).

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter of fiscal 2014 (Note 16 b to the Company’s consolidated financial statements).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

2.	Producing and Non Producing Wells:

The following table sets out the number of gross and net producing oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that we have an interest in by location at August 31, 2015, 2014 and 2013. A gross well is a well in which we own an interest.  A net well represents the fractional interest we own in gross wells.

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August 31	2015		2014		2013
Alberta, Canada	Gross	Net	Gross	Net	Gross	Net
Natural Gas Wells-Producing	3.0	.05175	3.0	.05175	3.0	.05175
Natural Gas Wells-Non Producing	9.0	.05175	9.0	.05175	6.0	.31005
Texas, USA
Oil Wells – Non Producing	-	-	3.0	.4444	7.0	.66666

Item 6.2	Properties With No Attributed Reserves:

At August 31, 2015 the Company had a 5.1975% working interest in a natural gas unit located in the Botha area Northwest, near the town of Manning, Alberta. For the year ended August 31, 2013, the Company recorded an impairment loss of the full carrying costs of its Botha, Alberta property as a result of no recordable reserves and no discernable future net revenue being assigned by the operator and independent reserves evaluator.

Acreage:

The following tables set forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of August 31, 2015, 2014 and 2013. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta and on the basis of stated lease terms in conjunction with the Texas Rail Road Commission.  Our developed acreage is located in Alberta, Canada. Our undeveloped acreage was located in Zavala County, Texas at August 31, 2014 and 2013.

August 31	2015		2014		2013
	Gross	Net	Gross	Net	Gross	Net
Developed Acreage, Canada	8,320	432	8,320	432	8,320	432

August 31	2015		2014		2013
Texas, USA	Gross	Net	Gross	Net	Gross	Net
Leasehold Acreage-Undeveloped	0	0	2,629	1,314.5	5,266	4,793

Item 6.2.1	Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

The Company’s abandonment and reclamation obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company has estimated the net present value of these obligations to be $11,563 at August 31, 2015 based on an undiscounted total future liability of $11,563. These payments are expected to be incurred in fiscal 2016. We base our estimates for costs of abandonment and reclamation of surface leases and wells on previous experience with similar well site locations and terrain, estimates obtained from area operators and various regulatory abandonment guidelines and requirements.

We believe that our range of estimates for abandonment and reclamation costs are reasonable and applicable to our wells however, there can be no assurances that the costs recorded will be sufficient to cover the Company’s share of abandonment and reclamation costs. The Company’s revenues may be offset by the operators costs associated with abandonment costs. In addition, the Botha Property operating costs may increase as a result of the age of the wells.

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The amount expended on future exploration and development prospects is dependent on the nature of those opportunities evaluated by the Company. Any additional expenditures on oil and gas properties will be required to be funded by additional share capital issuances or debt issued by the Company, or by other means.

Item 6.3	Forward Contracts:

The Company has no forward contracts.

Item 6.5	Tax Horizon:

The Company has unused capital losses in the amount of approximately $4,479,819 available to reduce income in future years and the Company does not anticipate paying significant income taxes in the near term.

Item 6.6	Costs Incurred:

For the year ended August 31, 2015, the Company incurred the following costs:

Exploration and evaluation assets
Balance August 31, 2014	$5,036,592
Additions, net	109,874
Change in decommissioning obligation estimates	(11,253)
Impairment of Matthews Lease	(4,490,045)
Deconsolidation of Zavala Inc.	(1,212,996)
Foreign exchange	567,828
Balance August 31, 2015	$-

The Company’s exploration and evaluation assets were located in Texas, USA. During the year ended August 31, 2015, the Company recorded an impairment of $4,490,045 on its Matthews Lease as a result of the estimated reduction of leasehold acreage of the Matthews Lease and fair value upon the settlement of a secured convertible note. Effective August 31, 2015, the Company deconsolidated Zavala Inc. upon the assignment of Zavala Inc.’s common shares as partial satisfaction of the secured note extinguishment (see Note 16 to the Company’s Consolidated Financial Statements).

Item 6.7	Exploration and Development Activities:

Not applicable

Item 6.8	Production Estimates:

Not Applicable as the Company has no recordable reserves and no discernable future net revenue.

9

Item 6.9	Production History:

1. The following table sets forth certain information in respect of production, product prices received, production costs and netbacks received by the Company for each quarter of fiscal 2015.

Production History	Fiscal 2015
	August 31	May 31	February 28	November 30
Average Daily Production
Natural gas (Mcf per day)	65	60	52	47
Average Commodity Prices
Natural gas ($/Mcf)	$3.30	$2.73	$4.19	$3.52
Royalties
Natural gas ($/Mcf)	$0.68	$0.52	$1.32	$0.71
Production Costs
Natural gas ($/Mcf)	$0.1.23	$1.23	$0.67	$1.52
Netback by Product
Natural gas ($/Mcf)	$1.39	$0.98	$2.20	$1.29

2. The following table indicates the Company’s total production for fiscal 2015 from its Botha, Alberta property.

Property	Associated and Non-Associated Gas (MMcf)
Botha, Alberta	22

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FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS

ON RESERVES DATA AND OTHER INFORMATION

Management of Eagleford Energy Corp. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements.

The board of directors of the Company has reviewed the oil and gas activities of the Company and has determined that the Company had no material reserves as of August 31, 2015.

An independent qualified reserves evaluator or qualified reserves auditor has not been retained to evaluate the Company's reserves data. No report of an independent qualified reserves evaluator or qualified reserves auditor will be filed with securities regulatory authorities with respect to the financial year ended on August 31, 2015.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.

The board of directors has approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing information detailing the Company's oil and gas activities;

(b)	the Company not filing Form 51-101F2, which is the report of the independent qualified reserves evaluator on reserves data because the Company has no material reserves; and

(c)	the content and filing of this report.

Because reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery. Therefore, based on information available at August 31, 2015, the board of directors of the Company has determined that the Company had no reserves at that time.

“JAMES CASSINA”

James Cassina, President, Secretary and Director

“MILTON KLYMAN”

Milton Klyman, Director

“JOHN BUDDEN”

John Budden, Director

December 24, 2015

For immediate release

Eagleford Reports Year End Reserves Data and Other Oil and Gas Information

And Audited Consolidated Financial Statements

Toronto, December 24, 2015 – Eagleford Energy Corp. (OTCQB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that it has filed its reports as of August 31, 2015 under section 2.1 of National Instrument 51-101. The company has also filed its Audited Consolidated Financial Statements together with the Auditors’ Report for the year ended August 31, 2015. Copies of the Company’s reserves data and other oil and gas information and its Audited Consolidated Financial Statements may be obtained on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

For further information, please contact:

Eagleford Energy Corp.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244